EXHIBIT 99.1

TRX Gold Appoints New Chief Operating Officer

TORONTO, Dec. 06, 2024 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce the appointment of Richard Boffey as Chief Operating Officer (“COO”), effective immediately. Mr. Boffey is a seasoned executive, bringing more than 35 years of operational experience to the TRX Gold team and will be instrumental in the continued growth and development of Buckreef Gold.

TRX Gold’s CEO, Stephen Mullowney stated: “We would like to welcome Richard to the team; he has an outstanding track record delivering growth and operational excellence globally. He brings to this position a strong reputation for managing open pit and underground operations in a variety of jurisdictions, and has a proven track record in enhancing production, reducing operating costs and improving capital effectiveness. We continue to strengthen our management team as we advance Buckreef Gold with the primary goal of enhancing shareholder value.”

Mr. Boffey joins TRX Gold having previously held senior executive positions with other multi-national mining companies. Most recently, he held the position of General / Country Manager at the Tara Resources Brskovo Mine Project in Montenegro, where he led the technical studies, engineering design, resource drilling, project financing, and site preparation activities for the construction and development of a mining operation. Prior to this, he was the Chief Operating Officer at the Matilda Gold Mine for Blackham Resources in Western Australia, where he recommenced open pit and underground mining for a 2 million tonne per annum operation, including process plant commissioning, establishment of technical and operating teams, and development of policies, systems and processes to optimize operations. Mr. Boffey also held the roles of General Manager at the Khoemacau Copper Mine in Botswana for Cupric Canyon Capital and General Manager of the Efemcukuru Gold Mine in Turkey for Eldorado Gold Corporation. Mr. Boffey previously spent 5.5 years at Barrick Gold Corporation, serving 4.5 years as Regional Mining Manager for the Barrick Africa Regional Business Unit, overseeing 3 operations and 1 development project in Tanzania, and 1 development project in South Africa. Prior to that, Mr. Boffey spent 10 years at Placer Dome Inc. Mr. Boffey holds a Bachelor of Mining Engineering (Hons) from the University of Auckland and is a Member of AusIMM, Competent Person (Reserves) under JORC, NI 43-101.

TRX Gold also announced the departure of the Company’s current COO, Andrew Cheatle. Mr. Cheatle also resigned as a director of the Company.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 20201, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource (“M&I Resource”) of 35.88 million tonnes (“MT”) at 1.77 grams per tonne (“g/t”) gold containing 2,036,280 ounces (“oz”) of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current mineral resource base and advancing the larger project development which represents 90% of current mineral resources. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 20201 and filed under the Company’s profile on SEDAR+ and with the SEC on June 23, 2020 (the “2020 Technical Report”) for more information.

For investor or shareholder inquiries, please contact:

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled “The National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa For TRX Gold” with an effective date (the “Effective Date”) of May 15, 2020 (the “2020 Technical Report”). The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer, each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca. The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during the year ended August 31, 2023.

The Company has engaged two globally recognized and respected mining consulting groups to undertake a comprehensive review of the MRE, and economic analysis which was previously conducted under the 2003 CIM code. This in turn follows significant infill and exploration drilling, plus other required technical work undertaken over the prior 18 months. This work is currently being undertaken to be compliant with the November 2019 CIM Code for the Valuation of Mineral Properties, which are different with respect to the 2003 guidelines. There can be no assurance that there will not be a change in the MRE and Mineral Reserve as disclosed in the 2020 Technical Report after such work has been updated (in accordance with the 2019 CIM code).

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

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1 See Forward-Looking and Cautionary Statements